

Mail Stop 3628

June 11, 2009

Via Facsimile and U.S. Mail

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center (Round Building)
Tel Aviv 67021 Israel

>   **Re: Gilat Satellite Networks Ltd.**
>   **Schedule TO-T filed June 8, 2009**
>   **By KCPS Satellite Communications, Limited Partnership,**
>   **KCPS Satellite Holdings Ltd., and**
>   **KCPS PE Investment Management (2006) Ltd.**
>   **File No. 005-49455**

Dear Dr. Hadar:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. Please tell us what consideration was given to including JGD Management Corp or York, KCPS & Company (2007) Ltd. and Messrs. Shavit, Halevy and Einan as bidders. We note that these parties are identified as controlling shareholders of the named bidders or may beneficially own the securities purchased by the bidders. In addition to these parties, other persons or entities that control them may also need to be included as bidders in the tender offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects

Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Item 10. Financial Statements

2. We note your assertion under Item 10 that KCPS' financial statements are not material with respect to this tender offer because KCPS will deposit into an escrow account a sufficient amount of cash to pay for the maximum number of shares. As you are aware, this is not a condition described in Instruction 2 to Item 10 of Schedule TO, which describes when financial statements are not considered material. Please provide further analysis as to why you believe that the financial condition of the bidder is not material to a shareholder's decision to participate in the offer.

Offer to Purchase

Background to the Offer, page 4

3. Please revise to briefly describe the exemptive and no-action relief that you received from the SEC.

Voting Agreement, page 6

4. We note that you describe the voting agreement. Please also describe any negotiations between the bidders and York, an affiliate of Gilat, during the past two years regarding a tender offer or any other corporate events. Refer to Item 1005(b) of Regulation M-A.

5. Please revise to clarify that as a result of the voting agreement, you will beneficially own the shares held by you and by York. Refer to Rule 13d-3(a)(1).

Conditions to the Offer, page 26

6. Please refer to the third-to-last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the

offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions